Filed by Zimmer Holdings, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
Subject Company: Centerpulse AG
(Registration No. 333-105561)
Subject Company: InCentive Capital AG
(Registration No. 333-105562)

     On September 4, 2003, the following materials were made available at Zimmer Holdings, Inc.’s European Investor Meetings. The following materials will also be made available on the website of Zimmer Holdings, Inc.

+ European Investor Meetings

Disclaimer This document contains forward-looking statements within safe harbor provisions of the Private Securities Litigation Reform Act of 1995 based on current expectations, estimates, forecasts and projections about the orthopaedics industry, management's beliefs and assumptions made by management. Forward-looking statements may be identified by the use of forward-looking terms such as "may," "will," "expects," "believes," "anticipates," "plans," "estimates," "projects," "targets," "forecasts," and "seeks" or the negative of such terms or other variations on such terms or comparable terminology. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to, price and product competition, rapid technological development, demographic changes, dependence on new product development, the mix of our products and services, supply and prices of raw materials and products, customer demand for our products and services, our ability to successfully integrate acquired companies, control of costs and expenses, our ability to form and implement alliances, international growth, U.S. and foreign government regulation, product liability and intellectual property litigation losses, reimbursement levels from third-party payors, general industry and market conditions and growth rates and general domestic and international economic conditions including interest rate and currency exchange rate fluctuations. In particular, forward-looking statements as to Zimmer's financial and business performance following the proposed acquisitions should be qualified by the absence of any opportunity on the part of Zimmer to perform due diligence on Centerpulse or InCentive Capital, a significant shareholder of Centerpulse. These forward-looking statements may be significantly different had such due diligence review been undertaken. For a further list and description of such risks and uncertainties, see the reports filed by Zimmer with the U.S. Securities and Exchange Commission. Zimmer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers of this document are cautioned not to place undue reliance on these forward-looking statements, since, while we believe the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this document. This document also contains certain non-GAAP financial measures. A reconciliation of such information to the most directly comparable GAAP financial measures will be furnished in our disclosure materials filed with the U.S. Securities and Exchange Commission and may be accessed from the Zimmer website at www.zimmer.com. This document is neither an offer to purchase nor a solicitation of an offer to sell any securities. Any exchange offer will be made only through a registration statement and related materials, including a tender offer statement. Zimmer and its directors, officers and other members of its management and employees also may be soliciting proxies from Zimmer stockholders in connection with the proposed exchange offers. Investors and security holders should note that the proposed exchange offers described in this document have not been agreed to by Centerpulse or InCentive Capital and are subject to certain conditions. When and if Zimmer proceeds with the proposed exchange offers, it will file appropriate disclosure materials with the U.S. Securities and Exchange Commission and Swiss Takeover Board. Investors and security holders of Centerpulse, InCentive Capital and Zimmer are advised to read these disclosure materials when they become available, because the disclosure materials contain important information. Investors and security holders may obtain a free copy of the disclosure materials (when they become available) and other documents filed by Zimmer with the U.S. Securities and Exchange Commission at the SEC's website at www.sec.gov. The disclosure materials, when they are filed, and other documents of Zimmer may also be obtained from Zimmer upon request by directing such request to Sam Leno at (574) 372-4790.

# 1 Pure-Play Orthopaedics Company Premier, Innovative, Global Orthopaedics Company Leading Technology MIS Alternate Materials CAS Biologics Disc / Nucleus Leading Scale $2 billion+ sales 100,000+ SKUs 2,000+ sales people 1,000,000+ ft2 mfg 1,000+ patents Leading Positions #1 Reconstructive #1 Hips #1 Knees #1 Europe #1 US & Japan

Founded 1927 by Justin O. Zimmer in Warsaw, Indiana Successful spin-off from its former parent in 2001 NYSE: ZMH / S&P 500 Company with $9 billion+ market cap A world leader in reconstructive and trauma products 3,600 employees; 1,300 sales people; 8,000 products; 70 countries Zimmer Overview 2002 Sales: $1.4 Billion Recon OSP Trauma Americas Europe Asia- Pacific

A Trusted Tradition in Orthopaedics More than 75 years in Orthopaedics Rich history of technological advancement Long record of quality, medical education and clinical success

Proven Results From a Focused Team New Management Team (1) Share of reconstructive implant and fracture management product sales. (2) Unaudited results. Zimmer 1998-2002 Organic Sales CAGR = 12% ($ in Millions) Total Sales Global Share(1) (2) (2)

Zimmer Long-Standing Strategy New Markets Spine New Geographies Europe New Products "New Patient" Strategies

New Geographies New Markets Spine New Geographies Europe New Products "New Patient" Strategies

Favorable demographics and unmet demand Largest hip market in the world Hip to knee ratio at 2.5 to 1 Recon implant sales growing at 10+% Europe represents 12% of Zimmer sales Compelling European Opportunity Zimmer's strategy is aligned with European opportunity.

New Markets New Markets Spine New Geographies Europe New Products "New Patient" Strategies

Compelling Opportunities in Spine Spine Market CAGR = 25% ($ in Millions) Fastest growing segment at 20-25% CAGR Highest profitability segment at ~80% gross margins International potential (U.S. currently ~80%) Source: Wall Street equity research and Zimmer Management. 2002 Market Share Other 21

New Products New Markets Spine New Geographies Europe New Products "New Patient" Strategies

Zimmer "New Patient" Philosophy New Products "New Patient" Strategies Revision Innovative Materials Hybrid Biologics DTC Lifestyle Designs MIS Younger, active and better informed patients.

Revision New Products Strategy Revision procedures growing 50% faster than primaries Revision procedures growing 50% faster than primaries Revision procedures growing 50% faster than primaries Revision procedures growing 50% faster than primaries Revision procedures growing 50% faster than primaries "New Patient" Strategies Revision Innovative Materials DTC Hybrid Bio- technology Lifestyle Designs MIS

Innovative Materials-Trabecular Metal(tm) Our global porous platform-"the best thing next to bone" "New Patient" Strategies Innovative Materials Revision DTC Hybrid Bio- technology Lifestyle Designs MIS

Biologicals - Early Partnership Research Potential single surgery, arthroscopic osteochondral grafts Graft Native Tissue "New Patient" Strategies Revision Innovative Materials DTC Hybrid Bio- technology Lifestyle Designs MIS

Direct-To-Consumer (DTC) "New Patient" Strategies Revision Innovative Materials Hybrid Bio- technology DTC Lifestyle Designs MIS Followed by In some countries, millions of patients by mass media

Life at 155° Hi-Flex Knee for "Lifestyle" and "Culture" Patient potential for safe and effective increased flexion "New Patient" Strategies Revision Innovative Materials DTC Hybrid Bio- technology Lifestyle Designs MIS

Minimally Invasive Solutions(tm) (MIS) For the patient and for Zimmer, it's not about small incisions, it's about living life big! "New Patient" Strategies Revision Innovative Materials DTC Hybrid Bio- technology MIS Lifestyle Designs

"Living Life Big" with MIS . . . . . less invasion, less pain and less systemic cost same day mobility, ambulation and discharge patient-defined "normal life" in a few weeks post-op WE BELIEVE PATIENT QUALITY OF LIFE WILL BE THE KEY MEASURE A younger, informed more active patient will rule

A Visible Improvement . . . . . HIPS

Any "Mini" Versus the Zimmer "2-Incision" "MINI" HIPS Less blood loss Less rehab Less hospital time Less scar ZIMMER "2-INCISION" HIPS Min. blood donation or loss 50% -60% less rehab Min. tissue disruption and scar Home the same day "outpatient" IGS supported Mini's are progress-but the 2-Incision changes the landscape of THA

Bilateral MIS 2-Incision in Less than 20 Days

A Visible Improvement . . . . . KNEES

MIS Total Knee Clinical Observations

	Open TKA	Competitive Mini-TKA	Zimmer MIS Quad-Sparing TKA
Incision	• Length 20-30cm • VMO incision • Patella everted	• Length 10-14cm • Small VMO snip • Avoid patella tension	• Length 8-12cm • No VMO violation • No patella eversion
ROM	• Immobilization • or PROM → PT	• Immobilization or PROM → PT. Flex to 90° - day 3	• Early mobilization. Flex to 90° on day of surgery.
LOS	• 3 - 5 days	• 3-4 days	• 1 – 1.5 days
Other Factors	• Blood loss • DVT risk • Lengthy rehab	• Less Blood loss • Earlier ambulation	• Minimal blood loss • Ambulation day of surgery

More than 100 Zimmer MIS "Quad-Sparing" TKA's completed clinically

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MIS Knee Patient

PAST PRESENT FUTURE Transformation Technology (T2) T2 may provide a transformational MIS approach to hip fixation.

Zimmer / Medtronic Image Guidance Co-Development MIS Applications 2-Incision Hip MIS-TKA Mini Knee Mini Hip MG Uni Advanced Uni Patello-Femoral Electromagnetic Applications 2-Incision Hip Single Incision Hip MIS-TKA (Quad-Sparing) Open Surgical Applications Instrumentation Disposable Long Term Exclusive Non- Exclusive Open Hip Open Knee Trauma Spinal

Grand Opening March 31, 2003 . . . . .

The Zimmer Institute Tour

Zimmer and Centerpulse = Leadership Product Sales and Market Share Disease "Continuum of Care" Geographic Sales and Market Share Future Technology Investments ?

Creates the Pure-Play Leader in the Served Global Orthopaedics Market ($ in Millions) Note: For 2002. Includes hips, knees, shoulders, elbows, spine, trauma and dental markets. Source: Company annual filings, Wall Street equity research and Zimmer Management. +

Combined Sales by Product Segment Recon OSP Trauma ($ in Millions) Dental Spinal OSP Spinal (1) Represents sales from continuing operations. Dental Trauma Recon Recon Trauma Zimmer 2002 Sales: $1,372 Centerpulse 2002 Sales (1): $796 Zimmer + Centerpulse 2002 Sales: $2,168

Zimmer and Centerpulse = Leadership Product Sales and Market Share Disease "Continuum of Care" Geographic Sales and Market Share Future Technology Investments ? ?

Completes Reconstructive Continuum of Care: Hips Zimmer Centerpulse End Stage Treatment Mid Stage Treatment Early Stage Treatment

Completes Reconstructive Continuum of Care: Knees Zimmer Centerpulse Early Stage Treatment Mid Stage Treatment End Stage Treatment

New products (e.g. Dynesys) Leverage MIS programs Increase salesforce Merge disc / nucleus discovery Invest in biologics Spine Business Strategy Full Range of Spinal Products Interbody Fusion Cages Instruments - rods, screws, plates, hooks Allograft and Bone Materials Artificial Disc and Nucleus 2002 Sales: $115 million North America Europe Japan Growth Strategies

Zimmer and Centerpulse = Leadership Product Sales and Market Share Disease "Continuum of Care" Geographic Sales and Market Share Future Technology Investments ? ? ?

Combined Sales by Geographic Area

($ in Millions)

Zimmer	Centerpulse	Zimmer + Centerpulse
2002 Sales: $1,372	2002 Sales (1): $796	2002 Sales: $2,168



Asia-Pacific
20%
68%
12%
Europe
Americas
ROW
9%
43%
48%
Europe
North America
ROW
16%
25%
Europe
59%
Americas

(1) Represents sales from continuing operations.

Note: Combined Americas includes Americas sales for Zimmer and North America revenue for Centerpulse. Combined ROW includes Asia-Pacific sales for Zimmer and ROW revenue for Centerpulse.

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Provides Leadership in Each Major Geographic Market #2 in Asia-Pacific / ROW #1 in Japan #1 in Europe #1 in North America / #1 in U.S. ($ in Millions) Note: Zimmer defines reconstructive as hips, knees, shoulders, elbows and dental markets. Source: Company annual filings, Wall Street equity research and Zimmer Management. 2002 Reconstructive Sales Global and regional market leadership. #3 #6 #1 #5 #1 #1 #3 #2 #9 Combined Combined Combined

Zimmer and Centerpulse = Leadership Product Sales and Market Share Disease "Continuum of Care" Geographic Sales and Market Share Future Technology Investments ? ? ? ?

Combined R&D Commitment to Future Technologies Transformational implants and techniques Co-develop imaging and guidance tools Metrology and Tribology Orthopaedic biologics Zimmer + Centerpulse R&D ($ in Millions) 2002 R&D as % of Sales (1) Centerpulse data for continuing operations. (1)

Combined Portfolio of Future Technologies Zimmer Centerpulse

Zimmer Financials Sam Leno Senior Vice President & CFO

Zimmer Statement of Earnings* - 2nd Quarter 2003 ($ in Millions, except EPS) Record leveraged earnings through profitable sales growth * 2003 excludes cumulative adjustment and 2002 adjusted for the accounting principle change for instruments

Zimmer - 2nd Quarter 2003 Growth* At a Glance "Waterfall effect" sales to earnings performance 16% * 2003 excludes cumulative adjustment and 2002 adjusted for the accounting principle change for instruments 16% 15%

Zimmer Delivers Strong Free Cash Flow Debt Balance Trends - Since Spin-off ($ in Millions)

DSO Year End 2002 - Industry Best ddso 31 52 80 U.S. Global 31 52 80 Best in class DSO Days

DOH Year End 2002 - Industry Best ddso 247 286 247 287 Best in class inventory management Days

Zimmer Stock Price Performance vs. Indices Zimmer's relative growth exceeds peers by 3.5x. (BMET, SNN, SYK)

Combined Financial Highlights $2.2 billion 2002 sales and EBITDA margin of 30+% Accretive to 2004 First Call EPS ($1.91 on May 18) Without synergies and one time charges Projected to be debt free by end of 2006 $70 to $90 million of annual pre-tax synergies by year three Synergies execution and other one time costs Cash costs related to synergies execution: ~$160 million Non-cash charges (inventory step-up, in process R&D): preliminary estimate of ~$250 million

Projected Timetable May 20: Pre-announcement of offers for Centerpulse and InCentive Capital June 19: Formal launch of offers August 27: Offer period expired August 28: Announced minimum shares required achieved Mid September: Additional acceptance period October 1 (approx.): Close

Synergies ($ in millions) Estimate (full year) As % of ZMH & CEP Actions COGS $25 - 30 4 - 5% Increased capacity utilization Insource forgings and castings High speed axis mills and robotic polishing Selling 5 1 Sales administration Sales training Marketing /Distribution 10 - 15 4 - 6 Meeting and convention services Brand management G&A 20 - 25 13 - 17 Corporate functions Risk management program Product liability insurance Information technology R&D 10 - 15 6 - 9 Integrate overlapping programs in reconstructive Focused integrated program in biologics Total 70 - 90

Synergies - $'s and Timing 2004 2005 2006 2007 2008 Sales Dis-Synergies $ (50) $ (25) - - - Op Profit from Sales Dis-Synergies (20) (10) - - - Expense synergies: COGS 2 8 30 30 30 R&D 6 15 15 15 15 Selling 2 5 5 5 5 Marketing and Distribution 3 15 15 15 15 G & A 8 23 25 25 25 Total Expense Synergies 21 66 90 90 90 Net Pretax Synergies 1 56 90 90 90 ($ in millions)

Transaction Fees and Integration Costs Transaction fees $120 Debt financing costs Advisory and professional fees Break-up fees Change of control Integration costs $160 Retention payments Employee termination Lease termination IT integration Sales training and integration mtgs Re-branding Purchase accounting & other adjustments $371 In process R&D Inventory step-up Product liability reserves ($ in millions)

Perceived Risk 1 - Stability of Sales Base Focus on Distributors Retain distributors Individual meetings "Best Athlete" approach Phase out period for non-competing lines Focus on Sales Reps Zimmer's goal is 100% retention Centerpulse rep are analogous to Zimmer reps Broader product portfolio Retention bonus consideration and extended phase-out for non- competing lines Consideration of income protection Zimmer's experience is 2 to 3% voluntary turnover

Perceived Risk 2 - Employee Retention Minimize voluntary turnover Retention pay "All employee" meetings and communication strategy "Best Athlete" selection process at all levels Participation in developing and executing integration plan Speedy implementation Monitor integration plan, execution and turnover Early announcements of new organization structure Communicate Zimmer's compensation and benefits policies and practices Zimmer's voluntary turnover is low - under 5% overall; 2% sales personnel

Perceived Risk 3 - Zimmer Acquisition and Integration Experience 5 acquisitions in excess of $500 mm market value 7 acquisitions between $100 and $500 million market value Over 200 total acquisitions, divestitures and J.V's, many of which in healthcare 20 cross-border acquisitions in Germany, France, Italy, Australia, New Zealand, UK, Canada, China, Japan, Korea, and Sweden More than 10 divestitures 29 plant closures 9 major restructurings

Maintain Financial Flexibility (1) Exchange rate of CHF 1.30 / US $. ($ in Millions)

Strong Combined Credit Profile Projected statistics consistent with investment grade credit Estimated at Closing (9/30/03) Debt / Book Capitalization 36.0% Debt / EBITDA 1.9x Net Debt / EBITDA 1.7x EBITDA / Interest 13.1x FFO / Debt 37.7% Ratings: S&P = BBB Moodys = Baa3

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